Exhibit 99.1

SuperCom Announces Full Year 2017 Outlook and Third Quarter Selected Financial Results

Herzliya, Israel, March 13, 2017 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today provided preliminary selected financial results for the third quarter 2016 and guidance for the full year of 2017. Upon completion of the full year 2016 audit, SuperCom will report financial results for the third quarter 2016, together with the full year 2016 audited financial statements. These results are expected to be released in April 2017, along with an investor conference call to discuss the results and outlook for 2017. The Company will therefore not host a conference call today.

A complex 2016 financial audit, which includes for the first time SuperCom’s four new subsidiaries acquired in 2016, is in its late stages. This audit, while not yet complete, has potential to impact certain elements of the Q3 financial report, hence management has decided to release only selected financial results which are not likely to be affected by audit completion. Based on preliminary estimates, revenue for the third quarter of 2016 is expected to be in the range of $5.3 to $5.7 million. Gross Profit margin, is expected to be in the range of 37-38%. R&D operating expenses are expected to be approximately $1.4 million.

The above assessment for the third quarter of 2016 is based on the Company's initial analysis and is subject to change as the full year audit and finalization of results continues.

“Our financial performance in 2016 was impacted by the significant restructuring efforts taken including acquisition and integration of four companies with different product lines which complemented our existing business lines and end markets,” commented Mr. Arie Trabelsi, President and Chief Executive Officer of SuperCom. “However, thanks to these efforts we have constructed four evolved inter-connected divisions of e-Gov, IoT, Cyber Security, and Secured Connectivity, as a foundation for a strong 2017. Our strategic position in each field, consisting of a large customer base of loyal customers, proprietary and competitive technologies, and recurring revenues together with optimization of operational cost structures, provides us confidence in our growth for 2017 and increased visibility which we can start to share via a financial outlook.”

“We are encouraged by our large customer base globally including presence in the US, Latin America, Europe, Asia and Africa. And we are happy with the increased stability derived from the diversity of this customer base and our wide array of product offerings,” Mr. Arie Trabelsi concluded.

Financial Outlook

Based on the current information available to the Company, management believes that revenue for the full year 2017 will surpass $35 million, an increase compared to 2016 and 2015. The majority of revenue is expected to be derived from North and South America and Europe.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Company Contact:

Ordan Trabelsi, President, Americas

Tel: 1 212 675 4606

ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

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